



05037371

UNITEDSTATES
:S AND EXCHANGE COMMISSION
Vashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 5 2005

SEC FILE NUMBER
8- 28580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **01/01/04** AND ENDING **12/31/04**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Mutual Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P.O. Box No.)*
    28632 Roadside Drive Suite 200

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Agoura Hills,   California   91301

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Mitchell Voss   818 990-0992

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Michael Lorenz CPA

(Name – *if individual, state last, first, middle name*)

    4130 Cahuenga Blvd. Suite 205, Toluca Lake, CA 91602

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 5 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Mitchell Voss__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mutual Securities Inc.__ , as of __December 31,__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BERNARD CLAUDE D'ORNELLAS
Commission # 1362623
Notary Public - California
Los Angeles County
My Comm. Expires Jul 25, 2006

_____
Signature

President

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17A-5(e)(4)

FOR THE PERIOD FROM JANUARY 1, 2004

TO DECEMBER 31, 2004

CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT
To the Board of Directors
Mutual Securities, Inc.

We have audited the accompanying statement of financial condition of Mutual Securities, Inc. as of December 31, 2004 and the related statements of operations, changes in shareholders' equity and cash flows for the period from January 1, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Mutual Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the period from January 1, 2004 to December 31, 2004 in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

MICHAEL R LORENZ
CERTIFIED PUBLIC ACCOUNTANT

Toulca Lake, California
February 18, 2005

-1-

MUTUAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Notes 1 and 2)	$ 1,476,972
Commissions receivable	487,394
Property and equipment, net (Note 3)	3,815
Prepaid expenses	26,971
TOTAL ASSETS	**$ 1,995,152**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accounts payable	$ 16,588
Income taxes payable	3,548
Commissions payable	775,451
TOTAL LIABILITIES	**$ 795,587**

Shareholder's equity:

Common stock, 100,000 shares authorized, 31,216 shares issued and outstanding	$ 23,413
Additional paid in capital	142,726
Retained earnings	1,033,426
TOTAL SHAREHOLDER'S EQUITY	**1,199,565**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,995,152**

MUTUAL SECURITIES, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2004

Revenue:

Agency commission	$ 6,585,042
Principal commission	632,502
Mutual fund & Direct Product	1,112,247
Trading income	4,923
Insurance and annuity	75,781
Other income	376,225
Interest Income	5,290
TOTAL REVENUE	**$ 8,792,010**

Operating expenses:

Clearing & floor brokerage fees	$ 548,153
Commissions	6,023,820
Trading errors and bad debts	34,737
Salaries and wages	779,022
Data processing	90,737
Depreciation and amortization	29,750
Insurance	166,293
Licenses and fees	75,096
Occupancy	92,107
Professional fees	91,438
Payroll taxes	57,923
Postage and delivery	65,761
Printing	44,599
Quotes	90,538
Other operating expenses	303,073
TOTAL OPERATING EXPENSES	**$ 8,493,047**

Net Income before taxes	$ 298,963
Income taxes	4,348
NET INCOME	**$ 294,615**

See auditors report and accompanying notes to financial statements.

-3-

MUTUAL SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2004

	Common Stock	Paid In Capital	Retained Earnings	Total
Balance January 1, 2004	$23,413	$142,726	$ 738,811	$ 904,950
Net Income			$ 294,615	$ 294,615
Balance December 31,2004	$23,413	$142,726	$1,033,426	$1,199,565

See auditor's report and accompanying notes to financial statements.

MUTUAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

CASH FLOWS USED IN OPERATING ACTIVITIES;

Net Income	$ 294,615

Adjustments to reconcile net income to net
cash provided by operating activities:

Depreciation	29,750
Increase in commissions receivable	(99,778)
Decrease in other assets	15,079
Decrease in Prepaid Expenses	29,789
Decrease in accounts payable	(13,084)
Increase in income taxes payable	3,548
Increase in commissions payable	369,404
Net cash from operating activities	$ 629,323

CASH FLOWS FROM INVESTING ACTIVITIES:

Trading investment short	4,570
Trading investment long	(12,070)
Sale of fixed assets	289
Purchase of fixed assets	(26,088)

NET DECREASE IN CASH AND CASH EQUIVALENTS	$ 596,024
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	880,948
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,476,972

MUTUAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Mutual Securities, Inc. ("the Company") was incorporated under the laws of the State of California on January 31,1983. The Company has been organized to engage in the stock brokerage business. The Company is registered as a broker-dealer in securities with the Securities Exchange Commission. The Company does not carry customer accounts.

Revenue recognition

Commission income is recorded at the time the transaction is settled and the income can be reasonably determined. Interest income is recognized when earned.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful life of the asset.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected to be taxed as an S Corporation under Section 1362(a) of the Internal Revenue Code. The effect of this election is that taxable results of operations and tax credits generated are reported on the individual income tax returns of the shareholders. Accordingly, it has made no provision for federal income taxes.

MUTUAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 2 - CASH AND CASH EQUIVALENTS

At December 31, 2004 cash and cash equivalents consisted of the following:

Cash	$1,476,972
Total cash and cash equivalents	$1,476,972

Included in the cash balance of $1,476,972 is $150,000 which the Company maintains in an escrow account with its clearing agent.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment are carried at cost. At December 31, 20043, property and equipment consisted of the following:

Office equipment	$ 92,136
Furniture and fixtures	41,570
	133,706
Less accumulated depreciation	(129,891)
Property and equipment, net	$ 3,815

Depreciation expense was $29,750

NOTE 4 - PROFIT SHARING PLAN

The Company has implemented a simplified employee pension retirement plan. Contributions to the plan are based on the employee reaching age 21 and having at least two years of service. All contributions to the plan are made at the discretion of the Company. Total contributions made for the 2004 plan year were $ 82,279.

MUTUAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 5 - COMMITMENTS

Lease commitment

The Company has entered into a lease agreement for office space under a non-cancelable lease which commenced January 1, 2003 and expires December 31, 2007. The lease contains provisions for operating expenses based on actual costs incurred by the lessor. Future minimum lease payments under the lease are as follows:

Year	Amount
2005	89,383
2006	92,064
2007	94,826
	$276,273

NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $100,000 or one-fifteenth of aggregate indebted-ness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2004, the Company had net capital, as defined, of $1,143,171.

MUTUAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL
SCHEDULE I
DECEMBER 31, 2004

CREDITS;

Common stock	$ 23,413
Additional paid in capital	142,726
Retained Earnings	1,033,426
NET CREDITS	$ 1,199,565

DEBITS;

Property and equipment, net	3,815
Other assets	27,171
Haircuts on securities	25,408
NET DEBITS	$ 56,394
NET CAPITAL	1,143,171

Minimum net capital requirements of the
greater of $100,000 or aggregate indebtdness 100,000

EXCESS NET CAPITAL	$1,043,171
TOTAL AGGREGATE INDEBTEDNESS	$ 795,587
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	70%

MUTUAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
SCHEDULE II
DECEMBER 31, 2004

A computation of reserve requirements is not applicable to Mutual Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k) (2) (i), (k) (2) (ii).

MUTUAL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
SCHEDULE III
DECEMBER 31, 2004

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2).

MUTUAL SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
SCHEDULE IV
For the year ended December 31, 2004

	Credits	Changes	Capital	Indebtedness	Ratio
Description					
Company's computation	$1,199,330	$ 57,194	$1,142,136	$ 796,622	70%
Audit adjustments made subsequent to the Company's filing with the National Association of Securities Dealers, Inc. on or about January 21, 2005.	235	(800)	1,035	(1,035)	
Computation per Schedule 1	$1,199,565	$ 56,394	$1,143,171	$ 795,587	70%

MICHAEL R LORENZ CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5

To the Board of Directors
Mutual Securities, Inc.

We have examined the financial statements of Mutual Securities, Inc. for the period ended December 31, 2004 and have issued our report thereon dated February 18, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also as required by Rule 17a-5(g)(i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become of compliance with them may deteriorate.

4130 CAHUENGA BLVD. SUITE 205 • TOLUCA LAKE, CA • 91602
PHONE: 818 762-2597 • FAX: 818 762-4916
MLORENZ@SBCGLOBAL.NET

To the Board of Directors
Mutual Securities, Inc.
Page Two

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Mutual Securities, Incorporated taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

MICHAEL A. LORENZ
CERTIFIED PUBLIC ACCOUNTANT

Toulca Lake, California
February 18, 2005